Filed pursuant to Rule 424(b)(5)
File Numbers 333-47137
333-47137-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 18, 1998)
$620,000,000
MCN Energy Enterprises Inc.
Medium-Term Notes, Series C
Due Nine Months or More From Date of Issue
Entitled to the Benefit of a Support Agreement by

MCN LOGO

The notes:

•	MCN Energy Enterprises Inc., formerly known as MCN Investment Corporation, may offer notes from time to time and will specify the terms and conditions of each issue of notes in a pricing supplement. If we sell other debt securities referred to in the accompanying prospectus, the amount of the notes that we may offer and sell under this prospectus supplement may be reduced.

•	The notes will have minimum denominations of $1,000 and any larger amount in integral multiples of $1,000.

•	The notes will have stated maturities of nine months or more from the date they are originally issued.

•	The notes may bear interest at fixed or floating rates or may not bear any interest. If the notes bear interest at a floating rate, the floating rate may be based on one or more indices or formulas.

•	We will specify whether the notes can be redeemed or repaid before their maturity and whether they are subject to mandatory redemption, redemption at the option of MCN Energy Enterprises or repayment at the option of the holder of the notes.

•	Unless otherwise specified, the notes will not be listed on any securities exchange.

•	The notes will be entitled to the benefits of a support agreement between MCN Energy Enterprises and its parent, MCN Energy Group Inc., whereby MCN Energy Group will provide funds to MCN Energy Enterprises to pay principal, premium, if any, and interest on any outstanding notes if MCN Energy Enterprises is unable to make the payment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined the adequacy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

		Agent’s	Proceeds, before
	Price to	Discounts	expenses, to
	Public	and Commissions	MCN Energy Enterprises

Per note	100%	.125%-.750%	99.875%-99.250%

Total	$620,000,000	$775,000-$4,650,000	$619,225,000-$615,350,000

We may sell notes to one or more of the agents referred to below as principal for resale at varying or fixed offering prices or through one or more of the agents as agent using its reasonable efforts on our behalf. We may also sell notes without the assistance of any of the agents, whether acting as principal or as agent.

Merrill Lynch & Co.

Banc One Capital Markets, Inc.

Salomon Smith Barney

The date of this prospectus supplement is September 22, 1999.

FORWARD-LOOKING STATEMENTS
MCN ENERGY GROUP INC.
MCN ENERGY ENTERPRISES INC.
RATIO OF EARNINGS TO FIXED CHARGES
INTEREST COVERAGE RATIO
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS

      You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any pricing supplement. Neither we nor any agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any agent is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any pricing supplement is accurate only as of the date on the front cover of the applicable pricing supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

      References in this prospectus supplement to “MCN Energy Enterprises,” “we,” “us” and “our” are to MCN Energy Enterprises and references to MCN are to MCN Energy Group Inc.

FORWARD-LOOKING STATEMENTS

      Statements contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve certain risks and uncertainties that may cause future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following:

•	the uncertainties surrounding MCN’s reorganization, including the sale of some of MCN Energy Enterprises’ diversified businesses and the refocus on the Midwest-to-Northeast region;

•	the effects of weather and other natural phenomena;

•	increased competition from other energy suppliers as well as alternative forms of energy;

•	the capital intensive nature of MCN Energy Enterprises’ and MCN’s businesses;

•	economic climate and growth in the geographic areas in which MCN and its subsidiaries do business;

•	the uncertainty of gas and oil reserve estimates;

•	the timing and extent of changes in prices for natural gas, natural gas liquids, methanol, electricity, crude oil and other commodities;

•	conditions of capital markets and equity markets;

•	the timing, nature and impact of Year 2000 computer-related issues;

•	the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates; and

•	changes in the economic and political climate and currencies of foreign countries where MCN has invested.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MCN ENERGY GROUP INC.

      MCN is an integrated energy company headquartered in Detroit, Michigan, with more than $4 billion in assets at June 30, 1999 and revenues of over $2.2 billion for the twelve months ended June 30, 1999.

      MCN is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation, and energy marketing. Its largest subsidiary is Michigan Consolidated Gas Company, a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout Michigan.

      In August 1999, MCN announced a significantly revised strategic direction. MCN’s revised strategy includes:

•	focusing on the Midwest-to-Northeast region rather than on North America;

•	emphasizing operational efficiencies and growth through the integration of existing businesses rather than building a portfolio of diverse, non-operated energy investments.

Consistent with its new strategic direction, MCN will retain its natural gas producing properties in Michigan and continue selling its other exploration and production oil and gas properties, and has reduced its capital investment expectations to approximately $500 million in 1999 and $300 million annually thereafter.

MCN ENERGY ENTERPRISES INC.

      MCN Energy Enterprises, formerly known as MCN Investment Corporation, is a wholly owned subsidiary serving as a holding company for MCN’s non-utility businesses. Until year-end 1999, the results of these businesses will continue to be reported under the pre-existing business structure, classified as the Diversified Energy group.

      For the twelve months ended June 30, 1999, the Diversified Energy group had revenues of approximately $1.1 billion and $2.0 billion in assets at June 30, 1999.

      The Diversified Energy group currently consists of the following segments: Pipelines and Processing; Electric Power; Energy Marketing; and Exploration & Production. To achieve the operating efficiencies expected from MCN’s new strategic direction, MCN is reorganizing its Diversified Energy group into the following segments:

•	Midstream & Supply develops and manages MCN’s gas producing, gathering, processing, storage and transmission facilities within the Midwest-to-Northeast target region. It also integrates all of MCN’s gas supply functions, including purchasing the commodity itself and aggregating the transportation and storage capacity required to deliver gas to the Gas Distribution, Energy Marketing and Power segments, as well as to other non-affiliated wholesale customers.

•	Energy Marketing consists of MCN’s non-regulated marketing activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment’s service area. Energy Marketing also will provide full-service energy solutions to business customers.

•	Power develops and manages independent electric power projects within the target region.

•	Energy Holdings manages and seeks to maximize the value of existing ventures outside MCN’s target region. It primarily consists of gas gathering, processing and power investments in the Southwest.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth MCN’s and MCN Energy Enterprises’ ratio of earnings to fixed charges for the periods indicated. These ratios are based on the financial information contained in MCN’s Annual Report on Form 10-K/A for the year ended 1998 and MCN’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999, both of which are incorporated by reference in this prospectus supplement. See “Incorporation of Certain Documents By Reference” in the accompanying prospectus.

	Twelve Months	Year Ended December 31,
	Ended
	June 30, 1999	1998	1997	1996	1995	1994

MCN Energy Enterprises	(1)	(1)	1.28	1.28	1.24	1.29

MCN	(2)	(2)	2.09	2.28	2.55	2.70

      The Ratios of Earnings to Fixed Charges are based on earnings from operations. “Earnings” consist of the pre-tax income of majority-owned and 50%-owned companies adjusted to include any income actually received from less than 50% owned companies, plus fixed charges, less interest capitalized during the period for non-utility companies and less, in the case of MCN, the preferred stock dividend requirements of Michigan Consolidated Gas Company included in fixed charges but not deducted in the determination of pre-tax income. “Fixed Charges” represent (a) interest (whether expensed or capitalized), (b) amortization of debt discount premium and expense, (c) an estimate of interest implicit in rentals, and (d) in the case of MCN, the preferred securities dividend requirements of subsidiaries (Michigan Consolidated Gas Company, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing II, MCN Financing III and MCN Financing VI), increased to reflect the pre-tax earnings requirement for Michigan Consolidated Gas Company.

(1)	Earnings of MCN Energy Enterprises for the twelve-month period ended June 30, 1999 and the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. For the twelve-month period ended June 30, 1999, MCN Energy Enterprises recorded several unusual charges, consisting of property write-downs, investment losses, restructuring charges and losses on sales of properties, totaling $354,081,000 pre-tax. The amount of the coverage deficiency was $437,451,000 and the coverage deficiency excluding the unusual charges would have been $83,370,000. For the twelve-month period ended December 31, 1998, MCN Energy Enterprises recorded several unusual charges, consisting of property write-downs, investment losses and restructuring charges, totaling $564,984,000 pre-tax. The amount of the coverage deficiency was $626,877,000 and the coverage deficiency excluding the unusual charges would have been $61,893,000.

(2)	Earnings of MCN for the twelve-month period ended June 30, 1999 and the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. For the twelve-month period ended June 30, 1999, MCN recorded several unusual charges consisting of property write-downs, investment losses, restructuring charges and losses on sales of properties, totaling $396,050,000 pre-tax. The amount of the coverage deficiency was $282,913,000 and the Ratio of Earnings to Fixed Charges excluding the unusual charges would have been 1.63. For the twelve-month period ended December 31, 1998, MCN recorded several unusual charges consisting of property write-downs, investment losses and restructuring charges, totaling $606,953,000 pre-tax. The amount of the coverage deficiency was $512,715,000 and the Ratio of Earnings to Fixed Charges excluding the unusual charges would have been 1.54.

INTEREST COVERAGE RATIO

      The following table sets forth the interest coverage ratio for MCN Energy Enterprises and MCN on a historical basis for the periods indicated. This ratio differs from the SEC prescribed “Ratio of Earnings to Fixed Charges” in its treatment of certain hybrid securities of MCN and MCN Energy Enterprises. These ratios are based on the financial information contained in MCN’s Annual Report on Form 10-K/A for the year ended 1998 and MCN’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999, both of which are incorporated by reference in this prospectus supplement. See “Incorporation of Certain Documents By Reference” in the accompanying prospectus.

	Twelve Months	Year Ended December 31,
	Ended
	June 30, 1999	1998	1997	1996	1995	1994

MCN Energy Enterprises	0.92	1.15	2.44	2.00	1.72	1.59

MCN	2.22	2.09	2.87	2.70	3.02	3.40

      The interest coverage ratio for MCN Energy Enterprises is the quotient of MCN Energy Enterprise’s Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

      Income From Continuing Operations Before Income Taxes as reported on MCN Energy Enterprise’s Consolidated Statement of Income has been adjusted to add (1) Interest Rate Charges, (2) intercompany interest expense, (3) property writedowns and restructuring charges of $558,849,000 and $277,827,000 for the twelve months ended December 31, 1998 and June 30, 1999, respectively, (4) the loss on the sale of exploration and production properties of $68,798,000 for the twelve months ended June 30, 1999 and (5) investment losses of $6,135,000 and $7,456,000 for the twelve months ended December 31, 1998 and June 30, 1999, respectively. In addition, capitalized interest has been subtracted from Income From Continuing Operations Before Income Taxes.

      The computation of Interest Rate Charges includes interest expense as reported on MCN Energy Enterprise’s Consolidated Statement of Income adjusted to add (1) capitalized interest expense and (2) interest implicit in rentals. In addition, intercompany interest expense and interest on the $130,000,000 of 6.82% Series Medium-Term Notes, issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, have been subtracted from interest expense.

      The interest coverage ratio for MCN is the quotient of MCN’s Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

      Income From Continuing Operations Before Income Taxes as reported on MCN’s Consolidated Statement of Income has been adjusted to add the following: (1) Interest Rate Charges, (2) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership, (3) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III, (4) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, (5) dividends on the $80,000,000 of 8 5/8% Trust Originated Preferred Securities of MCN Financing I, (6) dividends on the $100,000,000 of 8 5/8% Trust Preferred Securities of MCN Financing II, (7) interest related to nonrecourse debt of MCN. In addition, capitalized interest, pension cost and postretirement benefit costs have been subtracted from the determination of Income From Continuing Operations Before Income Taxes, (8) property writedowns (net of minority interest) and restructuring charges of $584,718,000 and $303,696,000 for the twelve months ended December 31, 1998 and June 30, 1999, respectively, (9) the loss on the sale of exploration and production properties of $68,798,000 for the twelve months ended June 30, 1999, and (10) investment losses of $14,635,000 and $15,956,000 for the twelve months ended December 31, 1998 and June 30, 1999, respectively.

      The computation of Interest Rate Charges includes total interest expense as reported on MCN’s Consolidated Statement of Income adjusted to add: (1) capitalized interest expense, (2) dividends on the $100,000,000 of Single Point Remarketed Reset Capital Securities of MCN Financing VI, (3) dividends on the $100,000,000 of Private Institutional Trust Securities of MCN Financing V and (4) interest expense implicit in rentals. In addition, interest expense reported on MCN’s Consolidated Statement of Income has been adjusted to exclude: (1) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN and (2) interest expense related to nonrecourse debt of MCN.

USE OF PROCEEDS

      Proceeds from the sale of the notes will be used for general corporate purposes, including working capital, capital expenditures, investment in subsidiaries and repayment of short-term borrowings.

DESCRIPTION OF THE NOTES

      The following summary of the particular terms of the notes supplements, and to the extent inconsistent with, replaces the description of the general terms and provisions of MCN Energy Enterprises’ debt securities set forth under “Description of Debt Securities” and “Support Agreement” in the accompanying Prospectus.

      The following description of notes will apply unless otherwise specified in an applicable pricing supplement.

Terms of the Notes

      The notes will be issued as a new series of debt securities under an indenture, dated as of September 1, 1995, as amended, between MCN Energy Enterprises and Bank One Trust Company, NA, as trustee. Bank One Trust is successor trustee to NBD Bank and is a wholly owned subsidiary of BANK ONE CORPORATION. The notes will be limited to $620,000,000 aggregate initial offering price, subject to reduction as a result of the sale of other debt securities as described in the accompanying Prospectus. The notes are entitled to the benefits of the Support Agreement between MCN Energy Enterprises and MCN, whereby MCN will provide funds to MCN Energy Enterprises to pay principal, premium, if any, and interest on the notes in the event MCN Energy Enterprises is unable to make the payment. All notes issued under the indenture will be unsecured general obligations of MCN Energy Enterprises and will rank equally with all other unsecured and unsubordinated indebtedness of MCN Energy Enterprises from time to time outstanding. The indenture does not limit the amount of debt which MCN Energy Enterprises may issue otherwise or certain provisions to protect holders of the notes in the event of a highly leveraged transaction.

      Each note will only be issued in fully registered form, without coupons. Each note will be issued initially in book-entry form or in certificated form. Each book-entry note will be represented by one or more fully registered global notes registered in the name of a nominee of The Depository Trust Company, as depository. Except as set forth under “Book-Entry Notes” or in any applicable pricing supplement, book-entry notes will not be issuable in certificated form. Unless otherwise specified in the applicable pricing supplement, the notes will be issued in denominations of $1,000 and integral multiples of $1,000. Interest rates may differ depending upon, among other things, the aggregate principal amount of the notes purchased in any single transaction.

      The notes will mature on a day nine months or more from the date of issue, as selected by the purchaser and agreed to by MCN Energy Enterprises or selected by MCN Energy Enterprises and agreed to by the purchaser. Notes may be subject to redemption at the option of MCN Energy Enterprises, or pursuant to a sinking fund or to repayment by MCN Energy Enterprises at the option of the holder of the note prior to its stated maturity. Notes also may be issued at significant discounts from their principal amount payable at stated maturity, or on any date before the stated maturity date on which the principal or an installment of principal of a note becomes due and payable (such notes are referred to herein as Original Issue Discount Notes). Interest-bearing notes will bear interest at either fixed or floating rates as specified in the applicable pricing supplement. Some notes may not bear interest.

      The pricing supplement relating to a note will describe the following terms:

•	whether the note will bear interest at a fixed rate or at a floating rate, or will not bear any interest;

•	the price (which may be expressed as a percentage of the aggregate principal amount) at which the note will be issued;

•	the date on which the note will be issued;

•	the date on which the note will mature;

•	if the note is a fixed rate note, the rate per annum at which the note will bear interest and the interest payment dates;

•	if the note is a floating rate note, the terms relating to the determination and payment of the variable interest rate and the interest payment dates;

•	if the note may be redeemed at the option of MCN Energy Enterprises, or repaid at the option of the holder, prior to stated maturity, a description of the provisions relating to the redemption or repayment;

•	any sinking fund or other mandatory redemption provisions applicable to the note;

•	if the note will be issued as a certificated note, a statement to that effect; and

•	any other terms of the note not inconsistent with the provisions of the indenture;

Payment of Principal and Interest

      Payments of interest on the notes (other than interest payable at stated maturity or earlier by declaration of acceleration, call for redemption, repayment or otherwise) will be made, except as provided below, by check mailed, or wire transfer, to the holders of such notes as of the regular record date with respect to each interest payment date. The stated maturity date or date of earlier acceleration redemption or repayment is referred to herein as the Maturity Date.

      Unless otherwise specified in the applicable pricing supplement, the principal of and any premium and interest on the notes that is payable at the Maturity Date will be paid upon surrender of the note at the designated office of Bank One Trust. Payment of interest due on the Maturity Date will be made to the person to whom payment of the principal and premium, if any, shall be made.

      Unless otherwise specified in the applicable pricing supplement, if the principal of any Original Issue Discount Note is declared to be due and payable immediately as described in the accompanying prospectus under “Description of Debt Securities — Events of Default and Notice Thereof,” the amount of principal due and payable with respect to the Original Issue Discount Note shall be limited to the sum of the aggregate stated principal amount of the note multiplied by the issue price (expressed as a percentage of the aggregate principal amount) plus the original issue discount accrued from the date of issue to the date of declaration, which accrual shall be calculated using the “interest method” (computed in accordance with generally accepted accounting principles) in effect on the date of declaration.

      Each interest-bearing note will bear interest from the date of issue at the rate per annum or, in the case of a floating rate note, pursuant to the interest rate formula stated in the applicable note and in the applicable pricing supplement until the principal of the note is paid or made available for payment. Interest payments on fixed rate notes and floating rate notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or made available for payment, or from and including the date of issue, if no interest has been paid or made available for payment with respect to the note, to, but excluding, the related interest payment date or the Maturity Date, as the case may be. If a note is initially issued by MCN Energy Enterprises on a date that is after the regular record date but before the related interest payment date, interest for the period from and including the original date the note is issued to but excluding the interest payment date will be paid on the next interest payment date to the holder of such note.

      Unless otherwise specified in the applicable pricing supplement, “interest payment date,” in the case of fixed rate notes, means each March 1 and September 1 and, in the case of floating rate notes, has the meaning specified under “Floating Rate Notes.” Interest will be payable in arrears on each interest payment date specified in the applicable pricing supplement on which an installment of interest is due and payable and on the Maturity Date. The regular record date for a fixed rate note will be the fifteenth day, whether or not a Business Day, of the calendar month immediately preceding the month in which the related interest payment date occurs and for a floating rate note will be the fifteenth day, whether or not a Business Day, immediately preceding the related interest payment date.

      As used herein, “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided, however, with respect to notes as to which LIBOR is an applicable interest rate basis, that day is also a London Business Day. “London Business Day” means a day on which commercial banks are open for business (for dealings in deposits in U.S. dollars) in London.

Fixed Rate Notes

      Unless otherwise specified in the applicable pricing supplement, each fixed rate note will bear interest from the date of issue at the rate per annum stated on the face of the note until the principal amount of the note is paid or made available for payment. Unless otherwise specified in the applicable pricing supplement, interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

      If any interest payment date or the Maturity Date of a fixed rate note falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due and no interest will accrue on the amount payable from and after the interest payment date or the Maturity Date, as the case may be, to the date of such payment on the next succeeding Business Day.

Floating Rate Notes

      Interest on floating rate notes will be determined by reference to the applicable Interest Rate Basis, which will be one of the following:

•	the CD Rate,

•	the CMT Rate,

•	the Commercial Paper Rate,

•	the Eleventh District Cost of Funds Rate,

•	the Federal Funds Rate,

•	LIBOR,

•	the Prime Rate,

•	the Treasury Rate, or

•	any other Interest Rate Basis or interest rate formula that is specified in the applicable pricing supplement.

      Each applicable pricing supplement will specify the terms of the floating rate note being delivered, including the following:

•	the Interest Rate Basis,

•	the initial interest rate,

•	the Interest Reset Dates,

•	the interest payment dates,

•	the period to maturity of the instrument or obligation with respect to which the Interest Rate Basis will be calculated (the “Index Maturity”),

•	the Maximum Interest Rate and Minimum Interest Rate, if any,

•	the number of basis points to be added to or subtracted from the related Interest Rate Basis (the “Spread”),

•	the percentage of the related Interest Rate Basis by which the Interest Rate Basis will be multiplied to determine the applicable interest rate (the “Spread Multiplier”),

•	if the specified Interest Rate Basis is LIBOR, the designated LIBOR Page, and

•	if the specified Interest Rate Basis is the CMT Rate, the Designated CMT Telerate Page and Designated CMT Maturity Index.

      Each floating rate note will bear interest from the date it is issued to the first Interest Reset Date (defined below) at the rate set forth on the note and in the applicable pricing supplement. Thereafter, the floating rate interest note will bear interest during each interest reset period at the rate determined by reference to the applicable Interest Rate Basis:

•	plus or minus the applicable Spread, if any, and/or

•	multiplied by the applicable Spread Multiplier, if any.

      Except as set forth above in the applicable pricing supplement, the interest rate in effect on each day shall be (i) if that day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if that day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

      Interest Reset Dates. The applicable pricing supplement will specify the dates on which the interest rate on the related floating rate note will be reset (each, an “Interest Reset Date”). Unless otherwise specified in the applicable pricing supplement, the Interest Reset Dates will be, in the case of floating rate notes which reset:

•	daily — each Business Day;

•	weekly — the Wednesday of each week, with the exception of weekly reset floating rate notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week, except as described below;

•	monthly — the third Wednesday of each month, with the exception of monthly reset floating rate notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month;

•	quarterly — the third Wednesday of March, June, September and December of each year;

•	semiannually — the third Wednesday of the two months specified in the applicable pricing supplement; and

•	annually — the third Wednesday of the month specified in the applicable pricing supplement.

      If any Interest Reset Date for any floating rate note would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except that in the case of a floating rate note as to which LIBOR is an applicable Interest Rate Basis, if the Business Day falls in the next succeeding calendar month, then the Interest Reset Date will be the immediately preceding Business Day. In addition, in the case of a floating rate note for which the Treasury Rate is an applicable Interest Rate Basis, if the Interest Determination Date would otherwise fall on an Interest Reset Date, then the applicable Interest Reset Date will be postponed to the next succeeding Business Day.

      Maximum and Minimum Interest Rates. A floating rate note may also have either or both of the following:

•	a maximum numerical limitation, or ceiling, on the rate at which interest may accrue during any interest period (a “Maximum Interest Rate”), and

•	a minimum numerical limitation, or floor, on the rate at which interest may accrue during any period (a “Minimum Interest Rate”).

      Interest Payments. Each floating rate note will bear interest from the date of issue at the rates specified in the applicable floating rate note until the principal of the applicable note is paid or made available for payment. Except as provided below or in the applicable pricing supplement, the interest payment dates with respect to floating rate notes will be, in the case of floating rate notes which reset:

•	daily, weekly or monthly — the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable pricing supplement;

•	quarterly — the third Wednesday of March, June, September and December of each year;

•	semiannually — the third Wednesday of the two months of each year specified in the applicable pricing supplement;

•	annually — the third Wednesday of the month of each year specified in the applicable pricing supplement; and

•	the Maturity Date.

      If any interest payment date for any floating rate note other than the Maturity Date, would otherwise be a day that is not a Business Day, the interest payment date will be postponed to the next succeeding day that is a Business Day and no interest on that payment will accrue for the period from and after the interest payment date to the date of payment on the next succeeding Business Day; except that in the case of a floating rate note as to which LIBOR is an applicable Interest Rate Basis, if the Business Day falls in the next succeeding calendar month, the applicable interest payment date will be the immediately preceding Business Day. If the Maturity Date of a floating rate note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on that payment will accrue for the period from and after the Maturity Date to the date of payment on the next succeeding Business Day.

      All percentages resulting from any calculation on floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, 9.876545%, or .09876545, would be rounded to 9.87655%, or .0987655. All dollar amounts used in or resulting from any calculation on floating rate notes will be rounded to the nearest cent with one-half cent being rounded upward.

      With respect to each floating rate note, accrued interest is calculated by multiplying its principal amount by an accrued interest factor. Unless otherwise specified in the applicable pricing supplement, the accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated.

•	In the case of notes for which an applicable Interest Rate Basis is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, the Federal Funds Rate, the LIBOR Rate, LIBOR or the Prime Rate, the interest factor for each day will be computed by dividing the interest rate applicable to each day by 360.

•	In the case of notes for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate, the interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

      Interest Determination Dates. The interest rate applicable to each interest reset period commencing on the Interest Reset Date with respect to that interest reset period will be the rate determined as of the applicable “Interest Determination Date” and calculated on or prior to the calculation date referred to below.

•	The Interest Determination Date with respect to the CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day preceding each Interest Reset Date for the related note.

•	The Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date.

•	The Interest Determination Date with respect to the Eleventh District Cost of Funds Rate will be the last working day of the month immediately preceding each Interest Reset Date on which the Federal Home Loan Bank of San Francisco publishes the Index, as defined below.

•	The Interest Determination Date with respect to the Treasury Rate will be the day in the week in which the related Interest Reset Date falls on which day Treasury Bills, as defined below, are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless Monday is a legal holiday, in which case the auction is normally held on the immediately following Tuesday, except that the auction may be held on the preceding Friday; provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the related Interest Determination Date will be the preceding Friday; and provided, further, that if an auction falls on any Interest Reset Date, then the related Interest Reset Date will instead be the first business day following the auction.

      Calculation Date. MCN Energy Enterprises will appoint, and enter into an agreement with, a calculation agent to calculate interest rates on the floating rate notes. Unless otherwise specified in the applicable pricing supplement, Bank One Trust will be the calculation agent. All determinations of interest rates by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding upon the holders of the floating rate notes. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to that floating rate note. Unless otherwise specified in the applicable pricing supplement, the calculation date, if applicable, pertaining to any Interest Determination Date will be the earlier of:

•	the tenth calendar day after the applicable Interest Determination Date, or, if the tenth calendar day is not a Business Day, the next succeeding Business Day; or

•	the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

CD Rate Notes

      CD Rate Notes will bear interest at the rates, calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable CD Rate Notes and in any applicable pricing supplement.

      Unless otherwise provided in the applicable pricing supplement, “CD Rate” means

(1)	the rate on the applicable Interest Determination Date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading “CDs (secondary market),” or

(2)	if the rate referred to in clause (1) above is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the applicable Interest Determination Date for negotiable United States dollar certificates of deposit of the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “CDs (secondary market),” or

(3)	if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the applicable Interest Determination Date calculated by the calculation agent as the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on the applicable Interest Determination Date, of three leading non-bank dealers in negotiable United States dollar certificates of deposit in The City of New York (which may include an agent or its affiliates) selected by the calculation agent for negotiable United States dollar certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time, or

(4)	if the dealers selected by the calculation agent are not quoting as mentioned in clause (3) above, the CD Rate in effect on the applicable Interest Determination Date.

      “H.15(519)” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System.

      “H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/ releases/ h15/update, or any successor site or publication.

CMT Rate Notes

      CMT Rate Notes will bear interest at the rates, calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable CMT Rate Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “CMT Rate” means

(1)	the rate displayed on the Designated CMT Telerate Page under the caption “. . . Treasury Constant Maturities. . . Federal Reserve Board Release H.15. . . Mondays Approximately 3:45 P.M.,” under the column for the Designated CMT Maturity Index for

(a)	if the Designated CMT Telerate Page is 7051 or any other page as may replace that specified page on that service, the applicable Interest Determination Date, and

(b)	if the Designated CMT Telerate Page is 7052 or any other page as may replace that specified page on that service, the weekly or the monthly average, as specified in the applicable pricing supplement, for the week or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related Interest Determination Date falls, or

(2)	if the rate referred to in clause (1) is no longer displayed on the relevant page or is not so displayed by 3:00 P.M., New York City time, on the related calculation date, the treasury constant maturity rate for the Designated CMT Maturity Index published in H.15(519), or

(3)	if the rate referred to in clause (2) is no longer published or is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury constant maturity rate for the Designated CMT Maturity Index, or other United States Treasury rate for the Designated CMT Maturity Index, for the applicable Interest Determination Date with respect to the applicable Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in H.15(519), or

(4)	if the rate referred to in clause (3) is not so published by 3:00 P.M., New York City time, on the applicable calculation date, the rate on the applicable Interest Determination Date calculated by the calculation agent as a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the applicable Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York, which may include an agent or its affiliates (each, a “Reference Dealer”), selected by the calculation agent from five Reference Dealers selected by the calculation agent after eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for the most recently issued direct noncallable fixed rate obligations of the United States (“Treasury Notes”) with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year, or

(5)	if the calculation agent is unable to obtain three applicable Treasury Note quotations as referred to in clause (4), the rate on the applicable Interest Determination Date calculated by the calculation agent as a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the applicable Interest Determination Date of three Reference Dealers in The City of New York selected by the calculation agent from five Reference Dealers selected by the calculation agent after eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million, or

(6)	if three or four and not five of the Reference Dealers are quoting as referred to in clause (5) above, the rate will be calculated by the calculation agent as the arithmetic mean of the offered rates obtained and neither the highest nor the lowest of quotes will be eliminated, or

(7)	if fewer than three Reference Dealers selected by the calculation agent are quoting as mentioned in clause (6), the CMT Rate in effect on the applicable Interest Determination Date.

      If two Treasury Notes with an original maturity as described in clause (5) have remaining terms to maturity equally close to the Designated CMT Maturity Index, the calculation agent will obtain from five Reference Dealers quotations for the Treasury Notes with the shorter remaining term to maturity.

      “Designated CMT Telerate Page” means the display on Bridge Telerate, Inc. or any successor service on the page specified in the applicable pricing supplement, or any other page as may replace that specified page on that service, for the purpose of displaying Treasury Constant Maturities as reported in H.15(519), or, if no page is specified in the applicable pricing supplement, page 7052.

      “Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities, either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the applicable pricing supplement with respect to which the CMT Rate will be calculated or, if no maturity is specified in the applicable pricing supplement, 2 years.

Commercial Paper Rate Notes

      Commercial Paper Rate Notes will bear interest at the rates, calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable Commercial Paper Rate Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “Commercial Paper Rate” means

(1)	the Money Market Yield on the applicable Interest Determination Date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement published in H.15(519) under the caption “Commercial Paper-Nonfinancial,” or

(2)	if the rate described in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the Money Market Yield of the rate on the applicable Interest

Determination Date for commercial paper having the Index Maturity specified in the applicable pricing supplement published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Commercial Paper-Nonfinancial,” or

(3)	if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the applicable Interest Determination Date calculated by the calculation agent as the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on the applicable Interest Determination Date of three leading dealers of United States dollar commercial paper in The City of New York, which may include an agent and its affiliates, selected by the calculation agent for commercial paper having the Index Maturity specified in the applicable pricing supplement placed for industrial issuers whose bond rating is “Aa,” or the equivalent, from a nationally recognized statistical rating organization, or

(4)	if the dealers selected by the calculation agent are not quoting as mentioned in clause (3), the Commercial Paper Rate in effect on the applicable Interest Determination Date.

      “Money Market Yield” means a yield calculated in accordance with the following formula and expressed as a percentage:

Money Market	=	D × 360 360 - (D × M)	×	100

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the applicable interest reset period.

Eleventh District Cost of Funds Rate Notes

      Eleventh District Cost of Funds Rate Notes will bear interest at the rates, calculated with reference to the Eleventh District Cost of Funds Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable Eleventh District Cost of Funds Rate Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “Eleventh District Cost of Funds Rate” means

(1)	the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which the applicable Interest Determination Date falls as set forth under the caption “11th District” on the display on Bridge Telerate, Inc. or any successor service on page 7058 or any other page as may replace that specified page on that service (“Telerate Page 7058”), as of 11:00 A.M., San Francisco time, on the applicable Interest Determination Date, or

(2)	if the rate referred to in clause (1) does not appear on Telerate Page 7058 on the related Interest Determination Date, the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the “Index”) by the Federal Home Loan Bank of San Francisco as the cost of funds for the calendar month immediately preceding the applicable Interest Determination Date, or

(3)	if the Federal Home Loan Bank of San Francisco fails to announce the Index on or before the applicable Interest Determination Date for the calendar month immediately preceding the applicable Interest Determination Date, the Eleventh District Cost of Funds Rate in effect on the applicable Interest Determination Date.

Federal Funds Rate Notes

      Federal Funds Rate Notes will bear interest at the rates, calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable Federal Funds Rate Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “Federal Funds Rate” means

(1)	the rate on the applicable Interest Determination Date for United States dollar federal funds as published in H.15(519) under the heading “Federal Funds (Effective),” or

(2)	if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the applicable Interest Determination Date for United States dollar federal funds published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Federal Funds (Effective),” or

(3)	if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate on the applicable Interest Determination Date calculated by the calculation agent as the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York, which may include the agent or its affiliates, selected by the calculation agent before 9:00 A.M., New York City time, on the applicable Interest Determination Date, or

(4)	if the brokers selected by the calculation agent are not quoting as mentioned in clause (3), the Federal Funds Rate in effect on the applicable Interest Determination Date.

LIBOR Notes

      LIBOR Notes will bear interest at the rates, calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any, specified in the applicable LIBOR Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “LIBOR” means the rate determined by the calculation agent in accordance with the following provisions:

(1)	(a) if “LIBOR Reuters” is specified in the applicable pricing supplement, the arithmetic mean of the offered rates (unless the specified LIBOR Page by its terms provides for only a single rate, in which case such single rate shall be used) for deposits in U.S. dollars having the Index Maturity specified in the applicable pricing supplement, commencing on the second London Business Day immediately following such LIBOR Interest Determination Date, which appear on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on the LIBOR Interest Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on the Reuters Screen LIBO Page, or (b) if “LIBOR Telerate” is specified in the applicable Pricing Supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified as the method for calculating LIBOR, the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement, commencing on the second London Business Day immediately following such LIBOR Interest Determination Date, that appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, or

(2)	with respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the designated LIBOR Page as specified in clause (1), LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement are offered at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date by four reference major banks in the London interbank market selected by the calculation agent to prime banks in the London interbank market commencing on the second London Business Day immediately following such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of such quotations, or

(3)	if fewer than two quotations referred to in clause (2) are so provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such LIBOR Interest Determination Date by three major banks (which may include the agents) in The City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks having the specified Index Maturity designated in the applicable Pricing Supplement and in a principal amount that is representative for a single transaction in such market at such time, or

(4)	if the banks so selected by the calculation agent are not quoting as mentioned in clause (3), LIBOR in effect on the applicable Interest Determination Date.

      Unless otherwise indicated in the applicable Pricing Supplement, “Reuters Screen LIBO Page” means the display designated as Page “LIBO” on the Reuters Monitor Money Rate Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks).

      “Telerate Page 3750” means the display designated as page "3750” on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service or service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Prime Rate Notes

      Prime Rate Notes will bear interest at the rates, calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable Prime Rate Notes and any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “Prime Rate” means

(1)	the rate on the applicable Interest Determination Date as published in H.15(519) under the heading “Bank Prime Loan,” or

(2)	if the rate referred to in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate calculated by the calculation agent as the arithmetic mean of the rates of interest publicly announced by at least four banks that appear on the Reuters Screen USPRIME1 Page as the particular bank’s prime rate or base lending rate as of 11:00 A.M., New York City time, on the applicable Interest Determination Date, or

(3)	if fewer than four rates referred to in clause (2) so appear on the Reuters Screen USPRIME1 Page, the rate on the applicable Interest Determination Date calculated by the calculation agent as the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on the applicable Interest Determination Date by four major money center banks, which may include affiliates of an agent, in The City of New York selected by the calculation agent; provided, however, that if fewer than two such rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be determined by the calculation agent on the basis of the rates furnished in The City of New York by three substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by Federal or State authority, selected by the calculation agent to provide such rate or rates, or

(4)	if the banks selected by the calculation agent are not quoting as mentioned in clause (3), the Prime Rate in effect on the applicable Interest Determination Date.

      “Reuters Screen USPRIME1 Page” means the display on the Reuter Monitor Money Rates Service or any successor service on the “USPRIME1” Page, or other page as may replace the USPRIME1 Page on such service, for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate Notes

      Treasury Rate Notes will bear interest at the rates, calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any, specified in the applicable Treasury Rate Notes and in any applicable pricing supplement.

      Unless otherwise specified in the applicable pricing supplement, “Treasury Rate” means

(1)	the rate applicable to the most recent auction of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified in the applicable pricing supplement, as such rate shall be published in H.15(519) under the heading “Treasury Bills — auction average (investment),” or

(2)	if the rate described in clause (1) is not so published by 3:00 P.M., New York City time, on the related calculation date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury, or

(3)	if the rate described in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, or if no such auction is held in a particular week the rate calculated by the calculation agent as the yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers (which may include any of the agents or their affiliates) selected by such calculation agent for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement, or

(4)	if the dealers selected by the calculation agent are not quoting as mentioned in clause (3), the Treasury Rate in effect on the applicable Interest Determination Date.

Redemption at the Option of MCN Energy Enterprises

      Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund. MCN Energy Enterprises may redeem the notes at its option prior to their stated maturity date only if specified in the applicable notes and in the applicable pricing supplement. If so indicated, MCN Energy Enterprises may redeem the notes at its option on any date on or after the applicable initial redemption date specified in the applicable pricing supplement. On or after the initial redemption date, if any, MCN Energy Enterprises may redeem the related note at any time in whole or in part at its option at the applicable redemption price referred to below together with interest on the principal of the applicable note payable to the redemption date, on notice given, not more than 45 nor less than 30 days before the redemption date. MCN Energy Enterprises will redeem the notes in increments of $1,000, provided that any remaining principal amount will be an authorized denomination of the applicable note. Unless otherwise specified in the applicable pricing supplement, the redemption price with respect to a note will initially mean a percentage (i.e. the initial redemption percentage) of the principal amount of the note to be redeemed specified in the applicable pricing supplement. The initial redemption percentage shall decline at each anniversary of the initial redemption date by a percentage specified in the applicable pricing supplement (i.e. the annual redemption percentage reduction) of the principal amount to be redeemed until the redemption price is 100% of the principal amount to be redeemed.

Repayment at the Option of the Holder

      If so indicated in an applicable pricing supplement, MCN Energy Enterprises will repay the notes in whole or in part at the option of the holders of the notes on any optional repayment date specified in the applicable pricing supplement. If no optional repayment date is indicated with respect to a note, it will not be repayable at the option of the holder before its stated maturity date. Any repayment in part will be in an amount equal to $1,000 or integral multiples of $1,000, provided that any remaining principal amount will be an authorized denomination of the applicable note. The repurchase price for any note so repurchased will be 100% of the principal amount to be repaid, together with unpaid interest on the principal of the applicable note payable to the date of repayment. For any note to be repaid, the trustee must receive, at its office in Detroit, Michigan (or such other address as MCN Energy Enterprises shall from time to time designate), not more than 60 nor less than 30 days before the optional repayment date, in the case of a note in certificated form, the note and the form on the note titled “Option to Elect Repayment” duly completed, or, in the case of a book-entry note, instructions to elect repayment from the applicable beneficial owner of the note to the depository and forwarded by the depository. Notices of elections from a holder to exercise the repayment option must be received by the trustee by 5:00 p.m., New York City time, on the last day for giving such notice. Exercise of the repayment option by the holder of a note will be irrevocable.

      Only the depository may exercise the repayment option in respect of global securities representing notes in book-entry form. Accordingly, beneficial owners of global securities that desire to have all or any portion of the notes in book-entry form represented by global securities repaid must instruct the participant through which they own their interest to direct the depository to exercise the repayment option on their behalf by forwarding the repayment instructions to the trustee as discussed above. In order to ensure that the instructions are received by the trustee on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of notes in book-entry form should consult the participants through which they own their interest for the respective deadlines. All instructions given to participants from beneficial owners of notes in book-entry form relating to the option to elect repayment will be irrevocable. In addition, at the time instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the global security or securities representing the related notes in book-entry form, on the depository’s records, to the trustee. See “Book-Entry Notes.”

      MCN Energy Enterprises may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by MCN Energy Enterprises may, at the discretion of MCN Energy Enterprises, be held, resold or surrendered to the trustee for cancellation.

Book-Entry Notes

     Description of the Global Securities

      Upon issuance, all notes in book-entry form having the same date of issue, interest rate or formula, stated maturity date and redemption and/or repayment provisions, if any, and otherwise having identical terms and provisions will be represented by one or more fully registered global notes (the “Global Notes”). Each Global Note will be deposited with, or on behalf of, The Depository Trust Company, as depository, registered in the name of the depository or a nominee of the depository. Unless and until it is exchanged in whole or in part for notes in certificated form, no Global Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any such nominee to a successor of the depository or a nominee of the successor.

     DTC Procedures

      The following is based on information furnished by the depository:

      The depository will act as securities depository for the notes in book-entry form. The notes in book-entry form will be issued as fully registered securities registered in the name of Cede & Co., the depository’s partnership nominee. One fully registered Global Note will be issued for each issue of notes in book-entry form, each in the aggregate principal amount of the issue, and will be deposited with the depository.

      The depository is a limited- purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depository holds securities that its participants deposit with the depository. The depository also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depository include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depository is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depository’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depository and its participants are on file with the Securities and Exchange Commission.

      Purchasers of notes in book-entry form under the depository’s system must be made by or through direct participants, which will receive a credit for those notes in book-entry form on the depository’s records. The ownership interest of each actual purchaser of each note in book-entry form represented by a Global Note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners in book-entry form will not receive written confirmation from the depository of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in a Global Note representing notes in book-entry form are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a Global Note representing notes in book-entry form will not receive notes in certificated form representing their ownership interests therein, except in the event that use of the book-entry system for such notes in book-entry form is discontinued.

      To facilitate subsequent transfers, all Global Notes representing notes in book-entry form which are deposited with, or on behalf of, the depository are registered in the name of the depository’s nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depository has no knowledge of the actual beneficial owners of the Global Notes representing the notes in book-entry form; the depository’s records reflect only the identity of the direct participants to whose accounts such notes in book-entry form are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by the depository to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither the depository nor Cede & Co. will consent or vote with respect to the Global Notes representing the notes in book-entry form. Under its usual procedures, the depository mails an omnibus proxy to MCN Energy Enterprises as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants, identified in a listing attached to the omnibus proxy, to whose accounts the notes in book-entry form are credited on the applicable record date.

      MCN Energy Enterprises will make principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the notes in book-entry form in immediately available funds to the depository. The depository’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depository’s records unless the depository has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the applicable participant and not of the depository, the trustee or MCN Energy Enterprises, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the depository is the responsibility of MCN Energy Enterprises, disbursement of payments to the depository will be the responsibility of the trustee, disbursement of payments to direct participants will be the responsibility of the depository, and disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

      If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes in book-entry form of like tenor and terms are being redeemed, the depository’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

      A beneficial owner will give notice of any option to elect to have its notes in book-entry form repaid by MCN Energy Enterprises, through its participant, to the trustee, and will effect delivery of the applicable notes in book-entry form by causing the direct participant to transfer the participant’s interest in the Global Note notes in book-entry form, on the depository’s records, to the trustee.

      Management of the depository is aware that some computer applications, systems and the like for processing data (“Systems”) that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter “Year 2000 problems.” The depository has informed direct participants and indirect participants and other members of the financial community (the “Industry”) that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within the depository (“Depository Services”), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the depository’s plan includes a testing phase, which is expected to be completed within appropriate time frames.

      However, the depository’s ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as the depositary’s direct participants and indirect participants, third party vendors from whom the depository licenses software and hardware, and third party vendors on whom the depository relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The depository has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom the depository acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the depository is in the process of developing such contingency plans as it deems appropriate.

      According to the depository, the information in the preceding two paragraphs with respect to the depository has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

      The depository may discontinue providing its services as securities depository with respect to the notes in book-entry form at any time by giving reasonable notice to MCN Energy Enterprises or the trustee. In the event that a successor securities depository is not obtained, notes in certificated form are required to be printed and delivered.

      MCN Energy Enterprises may decide to discontinue use of the system of book-entry transfers through the depository or a successor securities depository. In that event, notes in certificated form will be printed and delivered.

      The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

      So long as the depository, or its nominee, is the registered owner of a Global Note, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture. Except as provided below, beneficial owners of a Global Note will not be entitled to have the notes represented by a Global Note registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. MCN Energy Enterprises understands that under existing industry practices, in the event that MCN Energy Enterprises requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.

      Exchange for Notes in Certificated Form

      If:

(a)	the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by MCN Energy Enterprises within 60 days,

      (b) MCN Energy Enterprises executes and delivers to the trustee a company order to the effect that the Global Notes shall be exchangeable, or

(c)	a default or an event of default has occurred and is continuing with respect to the notes,

the Global Note or Global Notes will be exchangeable for notes in certificated form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. The certificated notes will be registered in the name or names as the depository instructs the trustee. It is expected that instructions may be based upon directions received by the depository from participants with respect to ownership of beneficial interests in Global Notes.

      The information in this section concerning the depository and the depository’s system has been obtained from sources that MCN Energy Enterprises believes to be reliable, but MCN Energy Enterprises takes no responsibility for the accuracy of the information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes certain United States federal income tax considerations of the purchase, ownership and disposition of the notes. It deals only with notes held as capital assets and does not purport to address persons who may be subject to special tax rules, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a “straddle” for tax purposes, or persons whose functional currency is not the U.S. dollar. It also does not deal with holders other than original purchasers who purchase notes at the original offering price (except where otherwise specifically noted). Further, this summary does not address (a) the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the notes, (b) the U.S. federal alternative minimum tax consequences of the purchase, ownership or disposition of the notes, or (c) any estate, gift, state, local or foreign tax consequences of the purchase, ownership and disposition of notes. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction. Furthermore, the discussion below is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

      As used in this discussion, the term “U.S. Holder” means a beneficial owner of a note that is for United States federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity (treated as a corporation or a partnership for federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (iii) an estate with income subject to United States federal income tax regardless of its source, (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain with respect to a note is effectively connected with the conduct of a U.S. trade or business. As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

U.S. Holders

      Payments of Interest. Except as set forth below under “Original Issue Discount” and “Short-Term Notes”, payments of interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes).

      Original Issue Discount. U.S. Holders of notes issued with “original issue discount” (“OID”) will be subject to special tax accounting rules, as described in greater detail below. U.S. Holders should be aware that they generally must include OID in gross income in advance of receipt of cash attributable to that income.

      A note will be treated as having been issued with OID if the excess of its “stated redemption price at maturity” over its “issue price” (for these purposes the first price at which a substantial amount of the notes is sold to the public) equals or exceeds a de minimis amount (0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity). For this purpose, “stated redemption price at maturity” means the sum of all payments under the notes other than “qualified stated interest” payments. In general, “qualified stated interest” includes stated interest that is unconditionally payable at least annually at a single fixed rate or at a single qualified floating rate or objective rate on a “variable rate debt instrument.” In general, a note will be a “variable rate debt instrument” if (i) the issue price of the note does not exceed its total noncontingent payments by more than the lesser of (a) 15 percent of the total noncontingent payments or (b) .015 multiplied by the product of the total noncontingent payments and the number of complete years to maturity from the issue date and (ii) the interest rate on the instrument is comprised of one or more qualified floating rates, a single fixed rate and one or more qualified floating rates, a single objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate. (Qualified stated interest also includes interest calculated at certain other variable rates on variable rate debt instruments.)

      Unless the notes are issued with stated interest that is entirely qualified stated interest, all payments or portions of payments that do not constitute qualified stated interest would constitute a portion of the stated redemption price at maturity of the notes. Any such notes may therefore possess OID subject to the consequences described herein, even if the issue price of the notes equals (or exceeds) the principal amount of such notes.

      For Original Issue Discount Notes having a term in excess of one year, OID will be included in income currently as interest as it accrues over the life of the note under a formula based upon the compounding of interest at a rate that provides for a constant yield to maturity. Under this formula, U.S. Holders must include in income increasingly greater amounts of OID in each successive accrual period.

      MCN Energy Enterprises is required to report the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders; however, the amount reported by MCN Energy Enterprises may not equal the amount of OID required to be included in income by a holder that is not an initial purchaser of the notes or who does not purchase the notes at their issue price.

      In the event that MCN Energy Enterprises determines to issue notes that are Original Issue Discount Notes (including certain notes not denominated in U.S. dollars or providing for contingent payments), and the federal income tax consequences of such features would be material to U.S. Holders, notice thereof and additional information will be provided in the appropriate supplement hereto.

      Short-Term Notes. In general, an individual or other cash method holder of a note that matures one year or less from the date of its issuance (a “Short-Term Note”) is not required to accrue OID on such note unless it has elected to do so. U.S. Holders who report income for federal income tax purposes under the accrual method, however, and certain other U.S. Holders, including banks, dealers in securities and electing U.S. Holders, are required to accrue OID (unless the United States Holder elects to accrue “acquisition discount” in lieu of original issue discount) on such note. “Acquisition discount” is the excess of the remaining stated redemption price at maturity of the Short-Term Note over the U.S. Holder’s tax basis in the Short-Term Note at the time of the acquisition. In the case of a U.S. Holder who is not required and does not elect to accrue OID on a Short-Term Note, any gain realized on the sale, exchange or retirement of such Short-Term Note will be ordinary income to the extent of the OID accrued through the date of sale, exchange or retirement. Such a U.S. Holder will be required to defer, until such Short-Term Note is sold or otherwise disposed of, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Short-Term Note. OID or acquisition discount on a Short-Term Note accrues on a straight-line basis unless an election is made to use the constant yield method (based on daily compounding).

      Amortization of Premium. A note may be considered to have been issued at a “premium” to the extent that the U.S. Holder’s tax basis in the note immediately after purchase exceeds its principal amount. A holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of the holder’s interest income from the note. Premium on a note held by a holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note.

      A note purchased for an amount that exceeds its issue price but not the principal amount of the note will be issued with “acquisition premium.” In that event, the amount of OID otherwise includable on the note would be reduced over the term of the note through amortization of the acquisition premium. Alternatively, a U.S. Holder may elect to compute OID accruals by using his purchase price, rather than the issue price, together with the constant yield method for accruing the discount. Such an election may not be revoked unless approved by the IRS.

      Sales, Exchange and Retirement of Notes. Upon the sale, exchange or retirement of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the note. A U.S. Holder’s tax basis in a note will, in general, equal the U.S. Holder’s cost for the note, increased by OID included in income and reduced by any amortized premium and any cash payments on the note other than qualified stated interest payments. Except with respect to certain Short-Term Notes, as described in “Short-Term Notes” above, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note had been held for more than one year at the time of disposition. Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. A U.S. Holder’s ability to offset capital losses against ordinary income is limited.

Non-U.S. Holders

      Subject to the discussion of backup withholding below, payments of principal, premium, if any, and interest (including original issue discount) by MCN Energy Enterprises or its agent (in its capacity as such) to any holder who is a beneficial owner of a note but is a Non-U.S. person will not be subject to United States federal withholding tax provided, in the case of premium, if any, and interest (including OID) that (1) such holder does not actually or constructively own 10% of more of the total combined voting power of all classes of MCN Energy Enterprises stock entitled to vote, (2) such holder is not a controlled foreign corporation for United States tax purposes that is related to MCN Energy Enterprises through stock ownership, (3) such holder is not a bank ineligible for the exemption from withholding by reason of the application of Section 881(c)(3)(A) of the Code, and (4) either (A) the beneficial owner of the note certifies to us or our agent, under penalties of perjury, that such owner is not a U.S. person and provides its name and address (which certification can be made on IRS Form W-8 or Form W-8BEN) or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) certifies to us or our agent, under penalties of perjury, that the certification described in clause (A) hereof has been received from the beneficial owner by it or by another financial institution acting for the beneficial owner.

      Recently finalized Treasury regulations provide alternative methods for satisfying the certification requirement described in clause (4)(A) and (B) above. These regulations generally will be effective for payments made after December 31, 2000, subject to certain transition rules. These regulations also would require, in the case of notes held by a foreign partnership, that (x) the certification described in clause (4)(A) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

      If a holder of a note who is not a U.S. person cannot satisfy the requirements of the “portfolio interest” exception described above, payments of interest (including OID) made to such holder generally will be subject to a 30% withholding tax (or such lower rate as may be provided by an applicable income tax treaty between the United States and a foreign country) unless the beneficial owner of the note provides MCN Energy Enterprises or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 or Form W-8BEN claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 or Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. Under the recently finalized Treasury regulations, Holders who are not U.S. persons will generally be required to provide the appropriate IRS Form W-8 in lieu of the IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

      If a holder of a note who is not a U.S. person is engaged in a trade or business in the United States and premium, if any, or interest (including OID) on the note is effectively connected with the conduct of such trade or business, such holder, although exempt from United States withholding tax as discussed in the preceding paragraph (by reason of the delivery of a properly completed IRS Form 4224 or Form W-8ECI), will be subject to United States federal income tax on such premium, if any, and interest (including OID) in the same manner as if it were a U.S. person, provided a true and accurate U.S. Federal income tax return is timely filed. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. In addition, branch interest taxes may apply.

      Subject to the discussion of “backup” withholding below, any capital gain realized upon the sale, exchange or retirement of a note by a holder who is not a U.S. person will not be subject to U.S. federal income or withholding taxes if (1) such gain is not effectively connected with a U.S. trade or business of the holder, or (2) in the case of an individual, either (A) such holder is either not present in the United States for 183 days or more in the taxable year of the retirement or disposition or (B) if such holder has a “tax home” (as determined in the Code) in the United States, the gain is not attributable to an office or other fixed place of business maintained by such holder in the United States.

Backup Withholding and Information Reporting

      The “backup” withholding and information reporting requirements may apply to certain payments of principal, any premium, and any interest (including OID) on a note and to certain payments of proceeds of the sale or retirement of a note. MCN Energy Enterprises, its agent, a broker, the trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, corporations) are not subject to the backup withholding and reporting requirements.

      Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our agent (in its capacity as such) to a holder of a note who has provided the required certification under penalties of perjury that it is not a U.S. person as set forth in clause (4) in the first paragraph under “Non-U.S. Holders” or has otherwise established an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not in fact satisfied). Recently finalized Treasury regulations would modify the application of the information reporting requirements and backup withholding tax to holders who are not U.S. persons for payments made after December 31, 2000. Among other things, these regulations may require such holders to furnish new certifications of their non-U.S. status.

      Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder’s U.S. federal income tax liability provided required information is furnished to the Internal Revenue Service.

      WE HAVE INCLUDED THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE FOR YOUR GENERAL INFORMATION ONLY AND IT MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

      MCN Energy Enterprises is offering the notes for sale on a continuing basis to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated; Banc One Capital Markets, Inc. and Salomon Smith Barney Inc., each of whom has agreed to use its reasonable efforts to solicit purchase of the notes. Unless otherwise specified in the applicable pricing supplement, MCN Energy Enterprises will pay a commission to the agent, ranging from .125% to .750% of the principal amount of a note, depending upon its stated maturity or, with respect to a note for which the stated maturity is in excess of 30 years, a commission as agreed upon by MCN Energy Enterprises and the agent at the time of sale.

      MCN Energy Enterprises has reserved the right to appoint additional agents to solicit offers to purchase the notes. MCN Energy Enterprises may also sell the notes directly to investors on its behalf. In the case of sales made directly by MCN Energy Enterprises no commission will be payable. MCN Energy Enterprises has agreed to reimburse the agents for certain expenses.

      MCN Energy Enterprises reserves the right to withdraw, cancel or modify the offer made by this prospectus supplement without notice and may reject orders, in whole or in part, whether placed directly with MCN Energy Enterprises or through the agents. The agents will have the right, in their discretion reasonably exercised, to reject in whole or in part any offer to purchase notes received by them.

      MCN Energy Enterprises may sell the notes to any of the agents as principal. Unless specified in the applicable pricing supplement, any note sold to an agent as principal will be purchased at a price equal to 100% of the principal amount of the note less a percentage equal to the commission applicable to an agency sale of a note of identical maturity. The agents may resell these notes at varying prices related to prevailing market prices at the time of sale or, if agreed to with MCN Energy Enterprises, at a fixed public offering price.

      The agents may resell any notes purchased as principal to other dealers and, unless otherwise specified in the applicable pricing supplement, may allow all or any portion of the discount received in connection with purchases from MCN Energy Enterprises to such dealers. After the initial public offering of notes, the public offering price, in the case of notes to be resold at a fixed public offering price, the concession and the discount allowed to dealers may be changed.

      The agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. MCN Energy Enterprises has agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the agents may be required to make in respect thereof.

      The agents may sell to or through dealers who may resell to investors, and the agents may pay all or part of their discount or commission to such dealers. Such dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

      Unless otherwise indicated in the applicable pricing supplement, payment of the purchase price of notes will be required to be made in immediately available funds in The City of New York.

      The agents may be customers of, engage in transactions with, and perform services for MCN Energy Enterprises in the ordinary course of business. Banc One Capital Markets is an affiliate of the trustee, Bank One Trust Company, N.A.

      Upon issuance, the notes will not have an established trading market. The notes will not be listed on any securities exchange. The agents may from time to time purchase and sell notes in the secondary market, but the agents are not obligated to do so, and there can be no assurance that there will be a secondary market for the notes or that there will be liquidity in the secondary market if one develops. From time to time, the agents may make a market in the notes, but the agents are not obligated to do so and may discontinue any market-making activity at any time.

      In connection with the offering of notes purchased by the agents as principal on a fixed price basis, the agents are permitted to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If an agent creates a short position in the notes in connection with the offering (i.e., it sells notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement), then the agent may reduce that short position by purchasing notes in the open market. In general, purchases of notes for the purpose of stabilization or to reduce a short position could cause the price of the notes to be higher than in the absence of these purchases.

      Neither MCN Energy Enterprises nor any agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither MCN Energy Enterprises nor any agent makes any representation that an agent will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

      The validity of the indenture, the support agreement and the notes will be passed upon for MCN Energy Enterprises and MCN by Daniel L. Schiffer, Esq., Senior Vice President, General Counsel and Secretary of MCN Energy Enterprises and Senior Vice President, General Counsel and Secretary of MCN. Certain legal matters will be passed upon for the agents by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of MCN Energy Enterprises and MCN and owned 37,871 shares of MCN’s Common Stock as of September 13, 1999.

PROSPECTUS

$920,000,000

MCN Investment Corporation

Debt Securities

Entitled to the Benefits of a Support Agreement by

MCN LOGO

     MCN Investment Corporation, a Michigan Corporation (“MCN Investment” or the “Company”), may offer, from time to time, its unsecured notes, debentures, or other unsecured evidence of indebtedness (the “Debt Securities”), in one or more series, in an aggregate principal amount of up to $920,000,000. Debt Securities may be issued in registered form without coupons or in the form of one or more global securities (each a “Global Security”). The Debt Securities are entitled to the benefits of the Support Agreement between MCN Investment and its parent company, MCN Energy Group Inc. (“MCN”), whereby MCN will provide funds to MCN Investment to pay principal, premium, if any, and interest on the Debt Securities in the event of default by MCN Investment. See “Description of Debt Securities” and “Support Agreement.”

     When a particular series of Debt Securities is offered, a supplement to this Prospectus will be delivered (the “Prospectus Supplement”) together with this Prospectus setting forth the terms of such Debt Securities, including where applicable, the specific designation, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption, any terms for repayment at the option of the holder, any terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts to be purchased by or sold through, underwriters, agents or dealers and the compensation of such underwriters, agents or dealers, any listing of the Debt Securities on a securities exchange and other terms in connection with the offering and sale of such Debt Securities.

     MCN Investment may sell the Debt Securities to or through dealers or underwriters, directly to other purchasers or through agents. See “Plan of Distribution.” Underwriters may include Merrill Lynch & Co. (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or such other underwriter or underwriters as may be designated by MCN Investment, or an underwriting syndicate represented by one or more of such firms. Such firms may also act as agents. The Prospectus Supplement will set forth the names of such underwriters, dealers or agents, if any, any applicable commissions or discounts and the proceeds to MCN Investment from such sales.

     The Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement applicable to the Debt Securities being sold.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 18, 1998.

AVAILABLE INFORMATION

      MCN is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information concerning MCN can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc., on which MCN’s common stock is traded, at 20 Broad Street, New York, New York 10005.

      MCN Investment and MCN have filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to MCN Investment, MCN and the Debt Securities. Material provisions of the documents filed as exhibits to the Registration Statement or otherwise filed with the SEC or incorporated by reference are contained herein. Reference is made to the copy of such document so filed for a more complete description of the matter involved.

      MCN Investment will not file, as a separate registrant, the periodic reports required by Sections 13 and 15(d) of the 1934 Act because management has determined that separate financial statements of MCN Investment are not material to holders of the Debt Securities. MCN Investment does not intend to issue any periodic or other reports to holders of the Debt Securities. MCN’s consolidating financial statements, concerning MCN Investment, Michigan Consolidated Gas Company (“MichCon”), and MCN and other subsidiaries, currently are included in the footnotes to MCN’s consolidated financial statements and will continue to be included for as long as the Debt Securities remain outstanding and are subject to the Support Agreement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by MCN (File No. 1-10070) with the SEC pursuant to the 1934 Act are incorporated by reference herein and made a part hereof:

1.	Annual Report on Form 10-K, for the year ended December 31, 1997.

      All documents filed by MCN pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement and to be a part hereof from the date of filing of such documents.

      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus, or in any Prospectus Supplement, to the extent that a statement contained in this Prospectus or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

      MCN undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Investor Relations, MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226; telephone 1-800-548-4655.

MCN ENERGY GROUP INC.

      MCN is a diversified energy holding company with natural gas markets and investments throughout North America and India. MCN operates through two major business groups, Diversified Energy and Gas Distribution. MCN, organized in 1988, is exempt from most provisions of the Public Utility Holding Company Act of 1935, as amended.

      Diversified Energy, operating through MCN Investment, is involved in the following businesses: Exploration & Production with proved gas and oil reserves in the Midwest/ Appalachia, Midcontinent/ Gulf Coast and Western regions of the United States; Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Energy Marketing and Power Generation with gas and electric markets and investments in electric generation and distribution facilities; and Gas Storage with investments in storage facilities.

      Gas Distribution consists principally of Michigan Consolidated Gas Company (“MichCon”), a Michigan corporation organized in 1898 that, with its predecessors, has been in business for nearly 150 years. MichCon is a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission with respect to the distribution and transportation of natural gas.

      The mailing address of MCN’s principal executive office is 500 Griswold Street, Detroit, Michigan 48226 and its telephone number is (313) 256-5500.

MCN INVESTMENT CORPORATION

      MCN Investment, a wholly-owned subsidiary of MCN, is involved in the following businesses:

      Exploration & Production: Engaged in natural gas and oil exploration, development and production with proved gas and oil reserves in the Midwest/ Appalachia, Midcontinent/ Gulf Coast and Western regions.

      Pipelines & Processing: Owns interests in gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets.

      Energy Marketing: Engaged in non-regulated energy marketing activities.

      Power Generation: Involved with investments in electric generation facilities in North America and electric generation and distribution facilities in India and other countries in Asia.

      Gas Storage: Owns interests in storage facilities.

      The mailing address of MCN Investment’s principal executive office is 150 W. Jefferson Avenue, Suite 1800, Detroit, Michigan 48226, and its telephone number is (313) 256-5500.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,

	1997	1996	1995	1994	1993

MCN Investment(1)	1.46	1.28	1.24	1.29	1.55

MCN(1)	2.18	2.28	2.55	2.70	3.15

(1)	The Ratios of Earnings to Fixed Charges are based on earnings from operations. “Earnings” consist of the pre-tax income of majority-owned and 50%-owned companies adjusted to include any income actually received from less than 50% owned companies, plus fixed charges, less interest capitalized during the period for nonutility companies and less, in the case of MCN, the preferred stock dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income. “Fixed Charges” represent (a) interest (whether expensed or capitalized), (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) in the case of MCN, the preferred securities dividend requirements of subsidiaries (MichCon, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing III, MCN Financing V and MCN Financing VI), increased to reflect the pre-tax earnings requirement for MichCon.

INTEREST COVERAGE RATIO

      The following table sets forth the interest coverage ratio for MCN Investment and MCN on a historical basis for the periods indicated. This ratio differs from the SEC prescribed “Ratio of Earnings to Fixed Charges” in its treatment of certain hybrid securities of MCN and MCNIC.

	Year Ended December 31,

	1997	1996	1995	1994	1993

MCN Investment(1)	3.22	2.00	1.72	1.59	1.77

MCN(2)	2.94	2.70	3.02	3.40	3.25

(1)	The interest coverage ratio is the quotient of MCNIC’s Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

Income From Continuing Operations Before Income Taxes as reported on MCNIC’s Consolidated Statement of Income has been adjusted to add (1) Interest Rate Charges as defined below and (2) intercompany interest expense. In addition, capitalized interest has been subtracted from Income From Continuing Operations Before Income Taxes.

The computation of Interest Rate Charges includes interest expense as reported on MCNIC’s Consolidated Statement of Income adjusted to add (1) capitalized interest expense and (2) interest implicit in rentals. In addition, intercompany interest expense and interest on the $130,000,000 of 6.82% Series Medium-Term Notes, issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, have been subtracted from interest expense.

(2)	The interest coverage ratio is the quotient of MCN’s Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

Income From Continuing Operations Before Income Taxes as reported on MCN’s Consolidated Statement of Income has been adjusted to add the following: (1) Interest Rate Charges as defined below, (2) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership, (3) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III, (4) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, (5) dividends on the $80,000,000 of 8 5/8% Trust Originated Preferred Securities of MCN Financing I and (6) interest related to nonrecourse debt of MCN. In addition, capitalized interest, pension cost and postretirement benefit costs have been subtracted from the determination of Income From Continuing Operations Before Income Taxes.

The computation of Interest Rate Charges includes total interest expense as reported on MCN’s Consolidated Statement of Income adjusted to add: (1) capitalized interest expense, (2) dividends on the $100,000,000 of Single Point Remarketed Reset Capital Securities of MCN Financing VI, (3) dividends on the $100,000,000 of Private Institutional Trust Securities of MCN Financing V and (4) interest expense implicit in rentals. In addition, interest expense reported on MCN’s Consolidated Statement of Income has been adjusted to exclude: (1) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN and (2) interest expense related to nonrecourse debt of MCN.

USE OF PROCEEDS

      MCN Investment intends to add the net proceeds from the sale of the Debt Securities to its general funds, to be used for general corporate purposes, which may include capital expenditures, investment in subsidiaries, working capital, repayment of debt and other business opportunities.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

      The Debt Securities may be issued, from time to time, in one or more series. Debt Securities will be issued under an Indenture, dated as of September 1, 1995 (the “Indenture”), between the Company and NBD Bank (“NBD”), as trustee (the “Trustee”). NBD is a wholly-owned subsidiary of First Chicago NBD Corporation. A copy of the Indenture is incorporated by reference as an exhibit to this Registration Statement.

      The following summary contains material provisions of the Debt Securities and the Indenture. For a complete description of all the provisions of the Indenture, including the definitions therein of certain terms, reference is made to the Indenture incorporated by reference as an exhibit to this Registration Statement. Certain capitalized terms herein are defined in the Indenture.

General

      The Debt Securities will be unsecured obligations of the Company.

      The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder, from time to time, in one or more series. The Indenture does not contain any debt covenants or provisions which would afford bondholders protection in the event of a highly leveraged transaction.

      Reference is made to the Prospectus Supplement relating to the Debt Securities being offered (the “Offered Debt Securities”) for, among other things, the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the dates, if any, on which, and the price or prices at which, the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of such sinking funds; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; and (8) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the provisions of the Indenture). For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

      Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, at the option of the Company, payment of interest may be made by check mailed, or wire transfer, to the address of the person entitled thereto as it appears in the Security Register.

      Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      For purposes of the description of the Debt Securities, certain defined terms have the following meanings:

      “Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

      “Capitalized Lease Obligations” means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

      “Project Finance Indebtedness” means Indebtedness of a Subsidiary (other than a Utility and other than the Company) secured by a Lien on any property, acquired, constructed or improved by such Subsidiary after the date of the Indenture which Lien is created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement, or on any property existing at the time of acquisition thereof; provided that such a Lien shall not apply to any property theretofore owned by any such Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; and provided further that such Indebtedness, by its terms, shall limit the recourse of any holder of such Indebtedness (or trustee on such holder’s behalf) in the event of any default in such Indebtedness to the assets subject to such Liens and the capital stock of the Subsidiary issuing such Indebtedness. Notwithstanding the foregoing, Project Finance Indebtedness shall include all Indebtedness that would constitute Project Finance Indebtedness but for the fact that such Indebtedness was issued prior to the date of the Indenture and taking into account the fact that the property subject to the Lien may have been acquired prior to the date of the Indenture.

      The Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in any Prospectus Supplement relating thereto. “Original Issue Discount Security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof.

The Trustee

      NBD is the Trustee under the Indenture. NBD is also the Trustee under MCN’s Senior and Subordinated Indentures. NBD has extended lines of credit to various subsidiaries of MCN. MCN and various of its subsidiaries maintain bank accounts and have other customary banking relationships with NBD in the ordinary course of business. In addition, various MCN subsidiaries, including MCN Investment borrow money from NBD. Mr. Thomas H. Jeffs II, President and Chief Operating Officer of NBD, serves as a Director of MCN. Mr. Alfred R. Glancy III, Chairman, President and Chief Executive Officer of MCN, serves as a Director of NBD.

Restrictions

      The Indenture provides that neither the Company nor MCN shall consolidate with, merge with or into any other corporation (whether or not the Company or MCN, as the case may be, shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company or MCN, as the case may be, shall be the continuing Person or the Person (if other than the Company or MCN) formed by such consolidation or with which or into which the Company or MCN is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company or MCN are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, in the case of the Company, by an indenture supplemental to the Indenture, all the obligations of the Company under the Debt Securities and the Indenture, executed and delivered to the Trustee in form satisfactory to the Trustee; and in the case of MCN, the performance of every covenant of the Indenture on the part of MCN, as applicable, and all the obligations under the Support Agreement to be performed or observed; (2) immediately before and after giving effect to such transaction or series of transactions, no Event of Default, and no Default, with respect to the Debt Securities shall have occurred and be continuing; and (3) the Company or MCN, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the Indenture. Each of the Company and MCN covenants and agrees in the Indenture that if, upon its consolidation with or merger into any other corporation, or upon any consolidation or merger of any other corporation with or into it, or upon any sale or conveyance of all or substantially all of its property and assets to any other corporation, any of its property or any property of any Subsidiary or any Indebtedness issued by any Subsidiary owned by it or by any other Subsidiary immediately prior thereto would thereupon become subject to any mortgage, security interest, pledge, lien or other encumbrance not permitted by the Indenture, prior to or concurrently with such consolidation, merger, sale or conveyance, it will effectively secure the Securities then Outstanding issued under the Indenture (equally and ratably with (or prior to) any other Indebtedness of or guaranteed by it or such Subsidiary then entitled thereto) by a direct lien, on such of its property or such property of a Subsidiary or such other Indebtedness issued by a Subsidiary, prior to all liens other than any theretofore existing thereon.

      The Indenture also provides that neither the Company nor MCN will, nor will MCN permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company, MCN or any of their Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company, MCN or their Subsidiaries, as the case may be; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary’s assets that secure Project Finance Indebtedness for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company’s or MCN’s business practices, as the case may be) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Debt Securities are first issued; and (ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company or MCN, as the case may be (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company’s or MCN’s business, as the case may be.

      The Indenture provides that neither the Company nor MCN will, nor will they permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company, MCN or a Subsidiary), or to which such lender or investor (other than the Company, MCN or a Subsidiary) is a party, providing for the leasing by the Company, MCN or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company, MCN or such Subsidiary, as the case may be, for more than six months and which has been or is to be sold or transferred by the Company, MCN or such Subsidiary, as the case may be, to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company, MCN or such Subsidiary, as the case may be, could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Debt Securities or (b) the Company or MCN, as the case may be, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased to the retirement of Debt Securities and other obligations of the Company or MCN, as the case may be, ranking on a parity with the Debt Securities. Debt Securities rank pari passu with other unsecured indebtedness.

Events of Default and Notice Thereof

      The following are Events of Default under the Indenture with respect to Debt Securities of any series: (1) failure to pay interest on any Debt Security of that series when due and payable, continued for 30 days; (2) failure to pay the principal of (or premium, if any, on) any Debt Security of that series when due and payable at Maturity, upon redemption or otherwise; (3) failure to observe or perform any other covenant, warranty or agreement of the Company or MCN contained in the Debt Securities of that series, the Indenture or the Support Agreement (other than a covenant, agreement or warranty included in the Indenture solely for the benefit of Debt Securities other than that series), continued for a period of 60 days after notice has been given to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company, MCN or a Subsidiary (but excluding Project Finance Indebtedness and certain other gas and oil reserve-based financing with limited recourse to MCN as described below) having an aggregate principal amount of more than 1% of the consolidated total assets of MCN (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company, MCN or a Significant Subsidiary; and (6) any other Event of Default with respect to Debt Securities of that series specified in the

Prospectus Supplement relating thereto or Supplemental Indenture under which such series of Debt Securities is issued. As noted in (4) above, it will not be an Event of Default under the Indenture if a default occurs in certain gas and oil reserve-based financing of MCNIC Oil & Gas Company (formerly known as Supply Development Group, Inc., a Subsidiary of the Company) or its Subsidiaries if the obligations of MCN and its Subsidiaries with respect to such Indebtedness (other than Supply Development Group, Inc. and its Subsidiaries) are limited to (i) payments with respect to Section 29 tax credits, (ii) payments with respect to certain material contracts of the borrower (generally limited to gas and oil supply contracts and gas and oil hedging contracts) and (iii) certain environmental obligations of the borrowers. As of December 31, 1997, $100,000,000 of such gas and oil reserve-based Indebtedness was outstanding. From time to time, MCN or its Subsidiaries may establish additional similar reserve-based credit facilities with respect to which a default would not result in an Event of Default under the Indenture.

      The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to Debt Securities of any series, give the Holders of Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term “Default” includes any event which after notice or passage of time or both would be an Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Debt Securities of that series.

      If an Event of Default with respect to Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Outstanding Debt Securities of that series shall become immediately due and payable.

      If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Debt Security of that series.

      The Indenture provides that the Company shall periodically file statements with the Trustee regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

Modification of Indenture; Waiver

      The Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Debt Securities of any series. In addition, under the Indenture, certain rights and obligations of the Company and the rights of Holders of the Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; but no extension of the maturity of any Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Debt Security of any series affected thereby without the Holder’s consent. The Indenture does not limit the aggregate amount of Debt Securities of the Company which may be issued thereunder.

      The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past Event of Default or Default under the Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

Defeasance

      The Company may terminate its substantive obligations in respect of Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Debt Securities of that series, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Indenture.

Book-Entry Debt Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities (as such term is defined below) that will be deposited with, or on behalf of, a Depositary (“Depositary”) or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. The term “Global Security”, when used with respect to any series of Debt Securities, means a Debt Security that is executed by the Company and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary’s instruction, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

      The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

      Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

      So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

SUPPORT AGREEMENT

      The Support Agreement between the Company and MCN provides that, during the term thereof, (i) MCN will own all of the voting stock of the Company, (ii) MCN will cause the Company to have at all times a positive net worth (net assets, less intangible assets, if any), as determined in accordance with generally accepted accounting principles and (iii) if the Company is unable to make timely payment of principal of, or any premium or interest on, any Debt (as defined below) issued by the Company, MCN will, at the request of the Company or any Lender (as defined below), provide funds to the Company to make such payments. The Support Agreement also provides that any Lender to the Company shall have the right to demand that the Company enforce its rights against MCN under the Support Agreement as described in the previous sentence, and in the event that the Company fails to require MCN to perform such obligations or the Company defaults in the timely payment of principal of, or any premium or interest on, any Debt owed to a Lender, such Lender may proceed directly against MCN to enforce the Company’s rights against MCN under the Support Agreement or to obtain payment of such defaulted principal, premium or interest owed to such Lender.

      The Support Agreement provides that in no event may any Lender, on default of the Company or MCN or upon failure by the Company or MCN to comply with the Support Agreement, have recourse to or against the stock or assets of MichCon, or any interest of the Company or MCN therein. Notwithstanding this limitation, the Support Agreement provides that funds available to MCN to satisfy any obligations under the Support Agreement will include cash dividends paid by MichCon to MCN. In addition to the cash dividends paid to MCN by any of its subsidiaries, the assets of MCN other than the stock and assets of MichCon are available as recourse to holders of the Company’s Debt. The carrying value of such assets reflected in MCN’s balance sheet on an unconsolidated basis, at September 30, 1997 is approximately $1.1 billion. The term “Debt” is defined in the Support Agreement as debt securities or other obligations, and includes the Debt Securities. The term “Lender” is defined in the Support Agreement as any person, firm, corporation or other entity to which the Company is indebted for money borrowed or to which the Company otherwise owes any Debt or which is acting as trustee or authorized representative on behalf of such person, firm, corporation or other entity. The Indenture provides that each Holder of a Debt Security, as well as the Trustee, shall be considered a “Lender” for purposes of the Support Agreement.

      Funds to repay the Debt Securities at maturity pursuant to the Support Agreement would come from earnings in the form of dividends paid to MCN by MichCon and MCN’s other subsidiaries, the earnings of other businesses of MCN and its subsidiaries, or the proceeds of financing transactions.

      The Support Agreement provides that MCN will not take any action (or refrain from taking any action) to the extent that such action or inaction would cause a default in the performance or breach of any term or provision of the Indenture, or any Debt outstanding under the Indenture, and MCN will comply with all covenants and provisions of the Indenture applicable to it as if it were a party to the Indenture.

      The Support Agreement may be amended or terminated at any time by agreement of MCN and the Company, provided that (i) no amendment regarding the terms described above may be made unless all Lenders consent in advance and in writing to such amendment, (ii) no amendment regarding any other term of the Support Agreement may be made in a manner that adversely affects the rights of Lenders unless all affected Lenders consent in advance and in writing to such amendment and (iii) no termination shall be effective until such time as all Debt (including the Debt Securities) shall have been paid in full.

VALIDITY OF SECURITIES

      The validity of the Debt Securities and obligations under the Support Agreement of MCN will be passed upon by Daniel L. Schiffer, Esq., Senior Vice President, General Counsel and Secretary of MCN, and for any agents or underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of MCN and owns 33,255 of MCN’s Common Stock as of December 31, 1997. LeBoeuf, Lamb, Greene & MacRae, L.L.P. from time to time renders legal services to MCN and the Company.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from MCN’s Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by DELOITTE & TOUCHE LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      MCN’s Annual Report on Form 10-K for the year ended December 31, 1997, includes various oil and gas reserve information summarized from reports prepared by the independent petroleum consultants Ryder Scott Company; Miller and Lents, Ltd.; Williamson Petroleum Consultants, Inc.; S.A. Holditch & Associates, Inc.; Questa Engineering Corporation and Netherland, Sewell & Associates, Inc. This reserve information and related schedules have been incorporated herein by reference in reliance upon such reports given upon the authority of said firms as experts in oil and gas reserve estimation.

PLAN OF DISTRIBUTION

      The Company may sell the Debt Securities (i) to or through underwriters or dealers, (ii) directly to purchasers, or (iii) through agents. A Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Debt Securities and the proceeds to MCN Investment from such sale; any underwriting discounts and commissions and other items constituting underwriters’ or agents’ compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and any securities exchange on which such Offered Debt Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement or a related pricing supplement, if applicable, will be deemed to be underwriters, dealers or agents in connection with the Debt Securities offered thereby, and if any of the firms expressly referred to below is not named in such Prospectus Supplement or a related pricing supplement, then such firm will not be a party to the underwriting or distribution agreement in respect of such Debt Securities, will not be purchasing any such Debt Securities from the Company and will have no direct or indirect participation in the underwriting or other distribution of such Debt Securities, although it may participate in the distribution of such Debt Securities under circumstances entitling it to a dealer’s commission.

      If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities if any are purchased.

      If dealers are utilized in the sale of Offered Debt Securities, MCN Investment will sell such Offered Debt Securities to the dealers as principals. The dealers may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

      The Debt Securities may be sold from time to time either directly by MCN Investment or through agents designated by MCN Investment. Any agent involved in the offer or sale of the Offered Debt Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by MCN Investment to such agent will be set forth in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      The Debt Securities may be sold directly by MCN Investment to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

      If so indicated in the Prospectus Supplement, MCN Investment will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from MCN Investment at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

      Agents, dealers and underwriters may be entitled under agreements with MCN Investment and MCN to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for MCN Investment or MCN in the ordinary course of business.

      The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Debt Securities.

________________________________________________________________________________

$620,000,000

MCN Energy Enterprises Inc.

Medium-Term Notes,

Series C
Due Nine Months or More From Date of Issue
Entitled to the Benefit of a Support Agreement by

[MCN LOGO]

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Banc One Capital Markets, Inc.

Salomon Smith Barney

September 22, 1999